UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Sunset Brands, Inc.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

147366108

(CUSIP Number)

 Charles Todd Sanders

Sunset Holdings International, Ltd.

10990 Wilshire Blvd.

Suite 1220

Los Angeles, California 90024

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 4, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sunset Holdings International, Ltd. Tax I.D. No. 04-3640627

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,238,789 *

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 4,238,789 *

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,238,789 *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.7%*

14.	Type of Reporting Person (See Instructions) CO

* Includes 3,102,425 shares of Common Stock of the Issuer and 1,136,364 shares of Common Stock of the Issuer issuable upon conversion of convertible securities. Percentage is a fully-diluted percentage assuming conversion of all options and warrants. The calculation of the foregoing percentage is based on the number of shares of Issuer’s common stock outstanding as of October 4, 2004 as set forth in the Issuer’s 8-K dated October 4, 2004.

Item 1.	Security and Issuer

                This statement relates to the Common Stock, $0.001 par value per share (the "Common Stock"), of Sunset Brands, Inc., a Nevada corporation (the "Issuer"). The address of the Issuer's principal executive offices is 10990 Wilshire Blvd., Suite 1220, Los Angeles, California 90024.

Item 2.	Identity and Background

                This Schedule 13D is being filed on behalf of Sunset Holdings International, Ltd., a Delaware corporation ("Sunset Holdings"), whose principal business address is 10990 Wilshire Blvd., Suite 1220, Los Angeles, California 90024.  Sunset Holdings is engaged in the business of business development and acquisition.

                The names, citizenship, business addresses, present principal occupation or employment, and the name and principal business and address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of Sunset Holdings are as set forth in Annex I hereto and incorporated herein by this reference.

                Except as set forth on Annex I, neither Sunset Holdings, nor, to its knowledge, any person listed in Annex I has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Sunset Holdings acquired the securities reported hereon in connection with and as a result of the Sunset Merger (as defined below).

Item 4.	Purpose of Transaction

                Pursuant to the terms of an Agreement and Plan of Merger, effective as of August 25, 2004 (the "LCC Merger Agreement"), by and among the Issuer, Sunset Brands, Inc., a Nevada corporation ("Sunset"), Low Carb Creations, Inc., a Washington corporation ("LCC"), Cascade LCC Merger Sub, Inc., a Washington corporation and wholly-owned subsidiary of the Issuer ("LCC Merger Sub"), the shareholders of LCC (the "LCC Shareholders") and Dan Langdon, as Stockholder Representative of the LCC Shareholders, on October 4, 2004, the Issuer completed the acquisition of LCC.  The acquisition took the form of a merger whereby LCC merged with and into LCC Merger Sub with LCC Merger Sub surviving as the wholly-owned subsidiary of the Issuer and renamed Low Carb Creations, Inc. (the "LCC Merger").

                Immediately prior to the closing of the LCC Merger, the Issuer acquired Sunset pursuant to the terms of an Agreement and Plan of Merger, effective as of August 25, 2004 (the "Sunset Merger Agreement"), by and among the Issuer, Sunset and Cascade Sled Dog Merger Sub, Inc., a Nevada corporation ("Sunset Merger Sub").  This acquisition took the form of a merger whereby Sunset Merger Sub merged with and into Sunset with Sunset surviving as a wholly-owned subsidiary of the Issuer (the "Sunset Merger").

                In connection with the Sunset Merger, all of the issued and outstanding shares of Sunset common stock (including the shares and warrants held by Sunset Holdings) were cancelled and converted into the right to receive a corresponding number of shares of the Issuer's common stock and warrants to purchase shares of the Issuer's common stock.

                Sunset Holdings has acquired, and currently holds, its shares of Common Stock in the Issuer for investment purposes only.

Item 5.	Interest in Securities of the Issuer

(a)           Sunset Holdings beneficially owns 3,102,425 shares of Common Stock and the right to acquire an additional 1,136,364 shares of Common Stock upon the exercise of warrants, or approximately 13.7% of the Issuer's Common Stock.  This percentage is a fully diluted percentage (assuming conversion of all options and warrants).  The calculation of the foregoing percentage is based on the number of shares of Issuer's  common stock outstanding as of October 4, 2004 as set forth in the Issuer's 8-K dated October 4, 2004.

(b)           Sunset Holdings has the sole power to vote and dispose, or direct the disposition, of all 3,102,425 shares of the Common Stock.

(c)           Not applicable.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Sunset Holdings agreed that the securities reported hereon are "restricted securities" under applicable U.S. federal and state securities laws and regulations, and that pursuant to these laws, Sunset Holdings must hold the securities reported hereon indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities or an exemption from such registration and qualification requirements is available.  Sunset Holdings acknowledged that the Issuer has no obligation to register or qualify the securities reported hereon for resale.  Sunset Holdings further acknowledged that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the shares, and requirements related to the Issuer which are outside of Sunset Holding's control and which the Issuer is under no obligation, and may not be able, to satisfy.

Item 7.	Material to Be Filed as Exhibits

99.1         Agreement and Plan of Merger by and among Cascade Sled Dog Adventures, Inc., Sunset Brands, Inc., Low Carb Creations, Inc., Cascade LCC Merger Sub, Inc., the shareholders of Low Carb Creations, Inc., and Dan Langdon, as Stockholder Representative of such shareholders. *

99.2         Agreement and Plan of Merger by and among the Issuer, Sunset Brands, Inc., and Cascade Sled Dog Merger Sub, Inc. **

*  Previously filed as Exhibit 2.1 to Issuer's Form 8-K filed on October 4, 2004 (File No. 000-25659), which exhibit is incorporated herein by this reference.

**  Previously filed as Exhibit 2.2 to Issuer's Form 8-K filed on October 4, 2004 (File No. 000-25659), which exhibit is incorporated herein by this reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 15, 2004
Date
/s/ Charles Todd Sanders
Signature
Sunset Holdings International, Ltd. Charles Todd Sanders Chief Executive Officer
Name/Title

Annex I

Information Concerning Executive Officers and
Directors of Sunset Holdings International, Ltd.

The following are the name and present principal occupation or employment for each director and executive officer of Sunset Holdings International, Ltd.  The director and officer is a citizen of the United States.

Name and address	Position(s) Currently Held With the Company

Charles Todd Sanders	President, Chief Financial Officer and Sole Director
10990 Wilshire Blvd. Suite 1220 Los Angeles, CA 90024

Mr. Sanders serves as President and CEO of Sunset Holdings International, Ltd., a Los Angeles based business development and acquisition firm, which although founded in March 1999 did not begin operations until June 2002.  Since June 1998, Mr. Sanders has served as President of Strategic Capital Consultants, Inc., a business consulting firm which he founded which has no current operations. From November 2000 to June 2002, Mr. Sanders served as Chairman and CEO of Latin American Casinos, Inc., a Nasdaq-listed company.  Mr. Sanders assisted the company in transitioning to an oil and gas company from a gaming company following the death of its founder.  From 1995 to June 1998, Mr. Sanders worked at JDK & Associates, Inc. a boutique corporate finance and consulting firm.  At JDK, Mr. Sanders was responsible for counseling client companies in the area of strategic development, operations and investor relations.  Mr. Sanders also serves as President of Devenshire Management Corporation, a private investment holdings company, which he founded in February of 1999.  Mr. Sanders has a membership interest in Platinum Products, LLC, a Nevada Limited Liability Corporation engaged in the business of marketing nicotine-based beverages, of which Robert Moore, a newly appointed director of the Registrant, is also a member.  From February 1991 to August 1994, Mr. Sanders was an NASD-licensed stockbroker.  Subsequent to voluntarily leaving the brokerage industry, Mr. Sanders failed to respond to NASD requests for an on-the-record interview regarding, among other things, his employment with an NASD member firm.  As a result of his failure to respond, in March 1995 he was censured, fined $20,000 and barred from association with any NASD member in any capacity.